Russell Investment Company

1301 Second Avenue, 18th Floor

Seattle, Washington 98101

February 29, 2016

VIA EDGAR CORRESPONDENCE

Lisa Larkin, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street Northeast

Washington, D.C. 20549

Re:	Russell Investment Company

Securities Act File No. 2-71299

Investment Company Act File No. 811-3153

Dear Ms. Larkin:

In connection with your recent review of Post-Effective Amendment No. 215 (“PEA 215”) filed by Russell Investment Company (“Trust”) on December 4, 2015, the undersigned hereby acknowledges on behalf of the Trust that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in PEA 215 and Post-Effective Amendment No. 217 filed by the Trust on February 29, 2016;

•	Comments of the staff of the Securities and Exchange Commission (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•	the Trust may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Trust.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Jessica Gates
Jessica Gates
Staff Counsel
Russell Investment Company